

Columbia
Property Trust







Supplemental Information   **Q2 2013**

Forward Looking Statements:

This supplemental package contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this supplemental package is published, and which are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation: general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other owners and operators of real estate); adverse economic or real estate developments in the company's target markets; risks associated with the availability and terms of financing, the use of debt to fund acquisitions, and the ability to refinance indebtedness as it comes due; reductions in asset valuations and related impairment charges; risks associated with downturns in foreign, domestic and local economies, changes in interest rates; potential liability for uninsured losses and environmental contamination; risks associated with the company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended, and possible adverse changes in tax and environmental laws; and risks associated with the company's dependence on key personnel whose continued service is not guaranteed. We do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. For additional risks and uncertainties that would cause actual results to differ materially from those presented in our forward-looking statements see our Annual Report on Form 10-K for the year ended December 31, 2012.

On the Cover: Top Left - 333 Market Street in San Francisco, CA; Top Right - 5 Houston in Houston, TX; Bottom - Market Square in Washington D.C.

Corporate

One Glenlake Parkway, Suite 1200
Atlanta, Georgia 30328
404.465.2200
www.columbiapropertytrust.com

Executive and Senior Management

| **E. Nelson Mills** | **James A. Fleming** | **Randy Fretz** |
| Chief Executive Officer, President and Director | Executive Vice President Chief Financial Officer | Senior Vice President Corporate Secretary |

| **Drew Cunningham** | **Kevin Hoover** | **Wendy Gill** |
| Senior Vice President Real Estate Operations | Senior Vice President Real Estate Transactions | Senior Vice President Corporate Operations and Chief Accounting Officer |

Board of Directors

| **John L. Dixon** | **E. Nelson Mills** | **Richard W. Carpenter** |
| Independent Director - Chairman | Chief Executive Officer President | Independent Director |

| **Bud Carter** | **Charles R. Brown** | **George W. Sands** |
| Independent Director | Independent Director | Independent Director |

| **Murray J. McCabe** | **Neil H. Strickland** | **Thomas G. Wattles** |
| Independent Director | Independent Director | Independent Director |

Corporate Counsel

DLA Piper
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
t 1 919 786 2000

Analyst and Institutional Contact

James A. Fleming
Executive Vice President & Chief Financial Officer
t 404-465-2126
Jim.Fleming@columbiapropertytrust.com

Jed Linsider
Vice President, Strategy & Finance
t 404-465-2225
Jed.Linsider@columbiapropertytrust.com

Tripp Sullivan
Corporate Communications, Inc.
t 615-324-7335
tripp.sullivan @cci-ir.com

Shareholder Relations

t 800-557-4830
f 770-243-8198
shareholders
@columbiapropertytrust.com

Columbia Property Trust, Inc.	Company Overview

Unaudited

Columbia Property Trust, Inc. (the "Company") is a fully integrated office REIT with a focus on investing in and managing high quality commercial office properties in primary markets nationwide. As of June 30, 2013, the Company owned controlling interests in 60 office properties and one hotel, which include 82 operational buildings. These properties are comprised of approximately 20.8 million square feet of commercial space and are located in 19 states, and the District of Columbia. Of the office properties, 59 are wholly owned and one is owned through a consolidated subsidiary. As of June 30, 2013, the office properties were approximately 93.0% leased. The Company is based in Atlanta, GA. For more information about Columbia Property Trust, please visit our website at www.columbiapropertytrust.com.

This data supplements the information provided in our reports filed with the Securities and Exchange Commission and should be reviewed in conjunction with such filings.

Select Portfolio Statistics	As of 6/30/2013
Number of Properties / Buildings	61 / 82
Office Rentable Square Footage (in thousands)	20,475
Percent Leased	93.0%
Number of Properties Single / Multi-Tenant (1)	30 / 30
Office Percentage of Portfolio (2)	99.0%
Numbers of MSAs / States (3)	25 / 20
Percentage of ALR from Top-10 Markets	80.0%
Percentage of Portfolio CBD / Suburban (4)	44% / 56%
Weighted Average Tenant Credit Rating (5)	A-
Weighted Average Lease Term Remaining (4)	6.6 Years
Weighted Average Building Age (4) (6)	18.7 Years
Leasing Activity (square feet)	**2nd Qtr 2013**
New Leases	24,202
Renewal Leases	606,282
Balance Sheet ($ in thousands)	
Gross Real Estate Assets (7)	$5,703,025
Total Gross Debt	1,659,245
Total Gross Debt / Gross Real Estate Assets	29.1%
Rating / Outlook	
Standard & Poor's	BBB- / Stable
Moody's	Baa3 / Positive
Number of Employees	93

(1) Excludes Cleveland Marriot at Key Center.
(2) Based on square feet.
(3) Includes Washington D.C.
(4) Based on Annualized Lease Revenue (ALR).
(5) Based on rated tenants.
(6) Based on year built.
(7) Gross Real Estate Assets includes (i) land, (ii) building and improvements, (iii) intangible lease assets, (iv) construction in progress, (v) intangible lease origination costs, less (vi) intangible lease liabilities.

Unaudited ($ in thousands except for per share data); Shares outstanding and per share information updated for effect of 4:1 reverse share split

	Three Months Ended				
Operating Information	**6/30/2013**	**3/31/2013**	**12/31/2012**	**9/30/2012**	**6/30/2012**
Percent Leased (page 15)	93.0%	93.3%	92.9%	91.7%	92.2%
Rental Income (page 7)	116,949	115,121	109,666	107,355	109,857
Total Revenues (page 7)	149,220	145,795	143,274	144,708	140,971
Straight Line Rent (page 9)	6,528	6,593	6,238	3,949	36
Total Operating Expenses (page 7)	110,678	160,150	118,597	116,743	115,688
Incremental Capital (page 21)	3,841	6,874	5,127	9,735	4,383
Non-Incremental Capital (page 21)	20,930	9,362	16,998	32,411	8,223
Cash NOI (page 10)	93,385	90,543	89,934	91,555	98,785
EBITDA (page 11)	91,929	84,062	81,666	86,680	86,528
Net Income (page 7)	20,601	(22,608)	11,853	(5,859)	10,914
Net Income per Share (page 7)	0.15	(0.17)	0.09	(0.04)	0.08
Normalized FFO (page 9)	73,536	66,006	64,188	69,148	69,043
Normalized FFO per Share (page 9)	0.54	0.48	0.47	0.51	0.51
AFFO (page 9)	44,602	48,613	42,383	33,614	60,055
AFFO per Share (page 9)	0.33	0.36	0.31	0.25	0.44
Gross Dividends	51,384	51,646	51,879	68,157	68,030
Dividends per Share	0.38	0.38	0.38	0.50	0.50
Balance Sheet Information					
Gross Real Estate Assets (1) (page 6)	5,703,025	5,695,221	5,763,002	5,666,216	5,704,101
Total Assets (page 6)	5,603,439	5,639,815	5,730,949	5,620,168	5,658,766
Net Debt (2) (page 6)	1,596,382	1,564,053	1,596,639	1,416,979	1,397,215
Total Liabilities (page 6)	2,473,094	2,466,054	2,467,443	2,309,925	2,284,416
Ratios					
NOI Margin (3)	67.3%	66.4%	63.7%	64.1%	67.3%
Fixed Charge Coverage Ratio (4)	4.92	4.48	4.64	5.00	5.06
Net Debt to EBITDA (5)	4.34	4.65	4.89	4.09	4.04
Normalized FFO Payout Ratio (6)	69.9%	78.2%	80.8%	98.6%	98.5%
AFFO Payout Ratio (7)	115.2%	106.2%	122.4%	202.8%	113.3%

(1) Gross Real Estate Assets includes (i) land, (ii) building and improvements, (iii) intangible lease assets, (iv) construction in progress, (v) intangible lease origination costs, less (vi) intangible lease liabilities.
(2) Net debt is calculated as the total principal amount of debt outstanding less cash and cash equivalents and discount on bonds payable.
(3) NOI margin is calculated as GAAP NOI divided by total GAAP revenues for continuing and discontinued operations.
(4) Fixed charge coverage is calculated as EBITDA divided by the sum of interest expense, principal amortization, and capitalized interest.
(5) EBITDA is annualized for the purposes of this calculation.
(6) Calculated as gross dividends for the quarter divided by FFO for the quarter.
(7) Calculated as gross dividends for the quarter divided by AFFO for the quarter.

NOTE: This section includes non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. Quantitative reconciliations of the differences between the non-GAAP financial measures presented and the most directly comparable GAAP financial measures are shown on pages 9 & 11. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the Company's financial condition and results of operations can be found on page 23.

Unaudited (in thousands)

		Three Months Ended			
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Assets:					
Real estate assets, at cost:					
Land	$ 786,336	$ 786,336	$ 789,237	$ 700,476	$ 704,336
Buildings and improvements	4,005,432	3,987,839	4,048,552	3,993,553	3,994,615
Buildings and improvements, accumulated depreciation	(635,280)	(604,698)	(580,334)	(600,396)	(570,137)
Intangible lease asset	650,168	654,028	657,300	680,702	705,601
Intangible lease asset, accumulated amortization	(332,936)	(324,908)	(315,840)	(337,726)	(348,145)
Construction in progress	6,781	12,417	12,680	15,429	9,859
Total real estate assets	$ 4,480,501	$ 4,511,014	$ 4,611,595	$ 4,452,038	$ 4,496,129
Cash and cash equivalents	61,667	68,623	53,657	48,436	60,618
Tenant receivables, net of allowance for doubtful accounts	7,791	9,716	14,426	10,236	8,643
Straight line rent receivable	131,682	124,924	119,673	124,328	119,272
Prepaid expenses and other assets	33,208	35,125	29,373	32,074	29,596
Deferred financing costs, less accumulated amortization	8,952	9,624	10,490	10,285	10,967
Intangible lease origination costs	434,767	436,426	437,857	437,679	452,236
Intangible lease origination costs, accumulated amortization	(247,781)	(239,422)	(230,930)	(240,171)	(244,090)
Deferred lease costs	135,771	124,701	123,030	125,066	105,187
Deferred lease costs, accumulated amortization	(29,119)	(26,916)	(24,222)	(25,803)	(25,792)
Investment in development authority bonds	586,000	586,000	586,000	646,000	646,000
Total assets	$ 5,603,439	$ 5,639,815	$ 5,730,949	$ 5,620,168	$ 5,658,766
Liabilities:					
Line of credit and notes payable	$ 1,409,245	$ 1,383,935	$ 1,401,618	$ 1,216,800	$ 1,209,281
Bonds payable	250,000	250,000	250,000	250,000	250,000
Discount on bonds payable	(1,196)	(1,259)	(1,322)	(1,385)	(1,448)
Accounts payable, accrued expenses, and accrued capital expenditures	97,929	99,704	102,858	91,533	68,508
Due to affiliates	18,006	27,081	1,920	1,661	1,587
Deferred income	22,243	26,021	28,071	28,489	30,182
Intangible lease liabilities	180,459	181,825	182,624	161,623	162,546
Intangible lease liabilities, accumulated amortization	(89,592)	(87,253)	(84,326)	(84,796)	(82,240)
Obligations under capital leases	586,000	586,000	586,000	646,000	646,000
Total liabilities	$ 2,473,094	$ 2,466,054	$ 2,467,443	$ 2,309,925	$ 2,284,416
Redeemable common stock (1)	121,752	159,507	99,526	129,033	151,455
Equity:					
Common stock	1,356	1,362	1,369	1,372	1,368
Additional paid in capital	4,871,144	4,885,939	4,901,889	4,909,175	4,896,795
Cumulative distributions in excess of earnings	(1,739,568)	(1,708,785)	(1,634,531)	(1,594,505)	(1,520,489)
Redeemable common stock	(121,752)	(159,507)	(99,526)	(129,033)	(151,455)
Other comprehensive loss	(2,587)	(4,755)	(5,221)	(5,799)	(3,324)
Total Columbia Property Trust, Inc. equity	$ 3,008,593	$ 3,014,254	$ 3,163,980	$ 3,181,210	$ 3,222,895
Total liabilities, redeemable common stock and equity	$ 5,603,439	$ 5,639,815	$ 5,730,949	$ 5,620,168	$ 5,658,766

(1) See Annual Report on Form 10-k for the year ended December 31, 2012 for a description of redeemable common stock. The Company's Share Redemption Program was terminated effective July 31, 2013 removing the contingent obligation of redeemable common stock on a go-forward basis.

Unaudited (in thousands)

		Three Months Ended				
		6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Revenues:						
Rental income	$	116,949 $	115,121 $	109,666 $	107,355 $	109,857
Tenant reimbursements		24,451	25,432	27,830	26,582	24,193
Hotel income		6,562	4,954	5,522	6,689	6,463
Other property income (1)		395	288	256	255	257
Lease termination income (2)		863	-	-	3,827	201
Total revenues	$	149,220 $	145,795 $	143,274 $	144,708 $	140,971
Operating expenses:						
Property operating costs		43,130	43,712	46,098	44,370	40,023
Hotel operating costs		4,820	4,261	4,357	4,913	4,996
Asset and property management fees:						
Related-party		-	5,541	8,454	8,381	8,671
Other		680	700	655	711	651
Depreciation		30,608	30,252	28,376	28,156	27,982
Impairment loss on real estate assets		-	16,867	-	-	-
Amortization		22,327	21,910	21,612	23,423	26,751
General and administrative		9,113	7,720	5,669	5,289	6,614
Consulting and transition services fees (3)		-	29,187	1,500	1,500	-
Acquisition fees and expenses		-	-	1,876	-	-
Total operating expenses	$	110,678 $	160,150 $	118,597 $	116,743 $	115,688
Real estate operating income	$	38,542 $	(14,355) $	24,677 $	27,965 $	25,283
Other income (expense):						
Interest expense		(18,068)	(18,153)	(17,021)	(16,742)	(16,519)
Capital lease obligation interest expense		(9,107)	(9,107)	(9,814)	(10,007)	(10,007)
Development authority bond income		9,107	9,107	9,814	10,007	10,007
Interest and other income		167	4	18	4	5
Gain (loss) on interest rate swaps		164	57	(1,107)	(29)	(13)
Total other income (expense)	$	(17,737) $	(18,092) $	(18,110) $	(16,767) $	(16,527)
Income (loss) before income tax (expense) benefit	$	20,805 $	(32,447) $	6,567 $	11,198 $	8,756
Income tax		(325)	97	(33)	(252)	(398)
Income (loss) from continuing operations	$	20,480 $	(32,350) $	6,534 $	10,946 $	8,358
Discontinued operations:						
Operating income (loss)		121	(272)	2,149	1,662	2,494
Impairment loss on real estate assets		-	-	-	(18,467)	-
Gain from sale of discontinued operations		-	10,014	3,170	-	62
Income (loss) from discontinued operations	$	121 $	9,742 $	5,319 $	(16,805) $	2,556
Net income (loss)		20,601	(22,608)	11,853	(5,859)	10,914
Net income (loss) attributable to common stockholders of Columbia Property Trust, Inc.	$	20,601 $	(22,608) $	11,853 $	(5,859) $	10,914
Weighted-average common shares outstanding - basic and diluted		135,816	136,521	137,009	136,741	136,534
Net income (loss) per share available to common stockholders- basic and diluted	$	0.15 $	(0.17) $	0.09 $	(0.04) $	0.08

(1) Other property income includes (i) property management fee income, (ii) cafeteria revenue and (iii) fitness center revenue.

(2) Includes adjustments for straight-line rent related to lease terminations.

(3) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.

Unaudited (in thousands)

		Three Months Ended			
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Net Operating Income - Cash Basis	$ 93,385	$ 90,543	$ 89,934	$ 91,555	$ 98,785
Asset management fees	-	(5,083)	(7,875)	(7,875)	(8,125)
General and administrative	(9,113)	(7,720)	(5,669)	(5,289)	(6,614)
Consulting and transition services fees (1)	-	29,187	1,500	1,500	-
Consulting and transition services fees (1)	-	(29,187)	(1,500)	(1,500)	-
Cash interest expense	(18,825)	(18,915)	(16,930)	(16,592)	(16,408)
Income tax (expense) benefit	(325)	97	(33)	(252)	(398)
Lease termination income - Cash (2)	291	-	-	4,702	201
Non-incremental capital expenditures (3)	(20,930)	(9,362)	(16,998)	(32,411)	(8,223)
AFFO from discontinued operations	119	(947)	(46)	(224)	837
AFFO	$ 44,602	$ 48,613	$ 42,383	$ 33,614	$ 60,055
Additional amortization of lease assets (liabilities) (4)	555	618	191	(110)	1,421
Straight-line rental income (5)	6,528	6,593	6,238	3,949	36
(Gain) loss on interest rate swaps	1,783	1,678	(634)	280	296
Non-cash interest expense (6)	(862)	(858)	(988)	(996)	(988)
Non-incremental capital expenditures (3)	20,930	9,362	16,998	32,411	8,223
Normalized FFO	$ 73,536	$ 66,006	$ 64,188	$ 69,148	$ 69,043
Weighted-average common shares outstanding - basic and diluted	135,816	136,521	137,009	136,741	136,534
Normalized FFO per share (basic and diluted)	$ 0.54	$ 0.48	$ 0.47	$ 0.51	$ 0.51
AFFO per share (basic and diluted)	$ 0.33	$ 0.36	$ 0.31	$ 0.25	$ 0.44

(1) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.

(2) Excludes adjustments for straight-line rent related to lease terminations.

(3) See page 23 of this supplemental report for a description of Non-Incremental Capital Expenditures.

(4) GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Such intangible lease assets (liabilities) arise from the allocation of acquisition price related to direct costs associated with obtaining a new tenant, the value of opportunity costs associated with lost rentals, the value of tenant relationships, and the value of effective rental rates of in-place leases that are above or below market rates of comparable leases at the time of acquisition. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions.

(5) Includes amounts attributable to consolidated properties, including discontinued operations.

(6) This item represents amortization of financing costs paid in connection with executing our debt instruments, and the accretion of premiums (and amortization of discounts) on certain of our debt instruments. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio.

Unaudited (in thousands)

	Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Net Income (loss) Attributable to Columbia Property Trust, Inc. $	20,601 $	(22,608) $	11,853 $	(5,859) $	10,914
Depreciation of real estate assets (1)	30,608	30,627	29,540	30,410	30,232
Amortization of lease-related costs (1)	22,327	21,947	22,589	24,630	27,959
Gain on sale of discontinued operations	-	(10,014)	(3,170)	-	(62)
Impairment loss on real estate assets (1)	-	16,867	-	18,467	-
FFO $	73,536 $	36,819 $	60,812 $	67,648 $	69,043
Consulting and transition services fees (2)	-	29,187	1,500	1,500	-
Real estate acquisition-related costs	-	-	1,876	-	-
Normalized FFO $	73,536 $	66,006 $	64,188 $	69,148 $	69,043
Additional amortization of lease assets (liabilities) (3)	(555)	(618)	(191)	110	(1,421)
Straight-line rental income (1)	(6,528)	(6,593)	(6,238)	(3,949)	(36)
(Gain) loss on interest rate swaps	(1,783)	(1,678)	634	(280)	(296)
Non-cash interest expense (4)	862	858	988	996	988
Total other non-cash adjustments	**(8,004)**	**(8,031)**	**(4,807)**	**(3,123)**	**(765)**
Non-incremental capital expenditures (5)	(20,930)	(9,362)	(16,998)	(32,411)	(8,223)
AFFO $	44,602 $	48,613 $	42,383 $	33,614 $	60,055
Weighted-average common shares outstanding - basic and diluted	135,816	136,521	137,009	136,741	136,534
Normalized FFO per share (basic and diluted) $	0.54 $	0.48 $	0.47 $	0.51 $	0.51
AFFO per share (basic and diluted) $	0.33 $	0.36 $	0.31 $	0.25 $	0.44

(1) Includes amounts attributable to consolidated properties, including discontinued operations.

(2) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.

(3) GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Such intangible lease assets (liabilities) arise from the allocation of acquisition price related to direct costs associated with obtaining a new tenant, the value of opportunity costs associated with lost rentals, the value of tenant relationships, and the value of effective rental rates of in-place leases that are above or below market rates of comparable leases at the time of acquisition. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions.

(4) This item represents amortization of financing costs paid in connection with executing our debt instruments, and the accretion of premiums (and amortization of discounts) on certain of our debt instruments. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio.

(5) See page 23 of this supplemental report for a description of Non-Incremental Capital Expenditures.

Unaudited (in thousands)

	Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
GAAP Basis					
Rental Income (1)	$ 110,721	$ 108,893	$ 108,928	$ 107,354	$ 109,858
Tenant Reimbursements	24,167	25,286	27,814	26,582	24,194
Hotel Income	6,562	4,954	5,522	6,689	6,463
Other Property Income	395	288	256	255	257
Total Revenues	**$ 141,845**	**$ 139,421**	**$ 142,520**	**$ 140,880**	**$ 140,772**
Property Operating Costs	$ (43,358)	$ (44,785)	$ (47,834)	$ (45,804)	$ (40,836)
Hotel Operating Costs	(4,820)	(4,261)	(4,357)	(4,913)	(4,996)
Total Operating Expenses	**(48,178)**	**(49,046)**	**(52,191)**	**(50,717)**	**(45,832)**
Net Operating Income - Same Store (3) (4)	**$ 93,667**	**$ 90,375**	**$ 90,329**	**$ 90,163**	**$ 94,940**
Net Operating Income from:					
Acquisitions (3) (1)	6,228	6,228	737	-	-
Dispositions (4) (1)	2	1,152	5,297	6,358	6,141
Net Operating Income - Total	**$ 99,897**	**$ 97,755**	**$ 96,363**	**$ 96,521**	**$ 101,081**
Cash Basis					
Rental Income (2)	$ 103,517	$ 101,232	$ 101,510	$ 101,441	$ 105,357
Tenant Reimbursements	24,167	25,286	27,814	26,582	24,194
Hotel Income	6,562	4,954	5,522	6,689	6,463
Other Property Income	396	288	256	255	257
Total Revenues	**$ 134,642**	**$ 131,760**	**$ 135,102**	**$ 134,967**	**$ 136,271**
Property Operating Costs	$ (42,209)	$ (43,778)	$ (46,885)	$ (44,830)	$ (39,865)
Hotel Operating Costs	(4,820)	(4,261)	(4,357)	(4,913)	(4,996)
Total Operating Expenses	**(47,029)**	**(48,039)**	**(51,242)**	**(49,743)**	**(44,861)**
Net Operating Income - Same Store (3) (4)	**$87,613**	**$83,721**	**$83,860**	**$85,224**	**$91,410**
Net Operating Income from:					
Acquisitions (3) (2)	5,770	5,769	682	-	-
Dispositions (4) (2)	2	1,053	5,392	6,331	7,375
Net Operating Income - Total	**$93,385**	**$90,543**	**$89,934**	**$91,555**	**$98,785**

(1) Includes straight-line rents and fair value lease adjustments.

(2) Excludes straight-line rents and fair value lease adjustments.

(3) Acquisitions excluded above include 333 Market Street in San Francisco, CA, acquired in December 2012.

(4) Dispositions excluded above include 2000 Park Lane, Lakepointes 3/5, Tampa Commons, Baldwin Point, 180 E 100 South, Edgewater, 11950 Corporate Blvd, One West Fourth and Dvintsev Business Center B.

Unaudited (in thousands)

		Three Months Ended			
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Net income	$ 20,601	$ (22,608)	$ 11,853	$ (5,859)	$ 10,914
Net interest expense	27,175	27,260	26,835	26,749	26,526
Interest income from development authority bonds	(9,107)	(9,107)	(9,814)	(10,007)	(10,007)
Income tax expense (benefit)	325	(97)	33	252	398
Depreciation	30,608	30,252	28,376	28,156	27,982
Amortization	22,327	21,910	21,612	23,423	26,751
Impairment Loss (1)	-	16,867	-	18,467	-
(Gain)/Loss on sale of properties	-	(10,014)	(3,170)	-	(62)
Consulting and transition services fees (2)	-	29,187	1,500	1,500	-
Real estate acquisition-related costs	-	-	1,876	-	-
EBITDA from discontinued operations	-	412	2,565	3,999	4,026
EBITDA	$ 91,929	$ 84,062	$ 81,666	$ 86,680	$ 86,528
Asset management fees (1)	-	5,083	7,875	7,875	8,125
General and administrative	9,113	7,720	5,669	5,289	6,614
Consulting and transition services fees (2)	-	29,187	1,500	1,500	-
Consulting and transition services fees (2)	-	(29,187)	(1,500)	(1,500)	-
Gain (loss) on interest rate swaps	(164)	(57)	1,107	29	13
Lease termination income - Cash (3)	(291)	-	(0)	(4,702)	(201)
Amortization of deferred maintenance	401	257	200	225	222
Straight line rent (1)	(6,528)	(6,593)	(6,238)	(3,949)	(36)
Net effect of above/(below) market amortization (1)	(956)	(876)	(391)	(116)	(1,643)
Net Operating Income - Cash basis from discontinued operations	(119)	947	46	224	(837)
Net Operating Income - Cash Basis	$ 93,385	$ 90,543	$ 89,934	$ 91,555	$ 98,785
Net Operating Income from:					
Acquisitions (4)	(5,770)	(5,769)	(682)	-	-
Dispositions (5)	(2)	(1,053)	(5,392)	(6,331)	(7,375)
Same Store NOI - cash basis	$ 87,613	$ 83,721	$ 83,860	$ 85,224	$ 91,410

(1) Includes amounts attributable to consolidated properties, including discontinued operations.

(2) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.

(3) Excludes adjustments for straight line-rent related to lease terminations.

(4) Acquisitions include 333 Market Street in San Francisco, CA, acquired in December 2012.

(5) Dispositions include 2000 Park Lane, Lakepointes 3/5, Tampa Commons, Baldwin Point, 180 E 100 South, Edgewater, 11950 Corporate Blvd, One West Fourth and Dvintsev Business Center B.

Unaudited ($ in thousands)

Facility	Rate Type	Rate	Maturity		Balance
Secured					
Market Square Buildings mortgage note	Fixed	5.07%	July-23	$	325,000
333 Market Street Building mortgage note	Fixed (1)	4.75%	June-15		207,936
100 East Pratt Street Building mortgage note	Fixed	5.08%	June-17		105,000
Wildwood Buildings mortgage note	Fixed	5.00%	December-14		90,000
263 Shuman Boulevard Building mortgage note	Fixed	5.55%	July-17		49,000
SanTan Corporate Center mortgage notes	Fixed	5.83%	October-16		39,000
One Glenlake Building mortgage note	Fixed	5.80%	December-18		35,977
Three Glenlake Building mortgage note	Fixed (2)	5.95%	July-13		26,423
215 Diehl Road Building mortgage note	Fixed	5.55%	July-17		21,000
544 Lakeview Building mortgage note	Fixed	5.54%	December-14		8,909
Weighted Average / Subtotal		**5.12%**	**64 Months**	**$**	**908,245**
			% of Total Debt		**54.8%**
Unsecured					
$450 Million Term Loan (3)	Fixed	2.28%	February-16	$	450,000
Revolving Credit Facility ($500 MM) (4)	Floating	LIBOR + 130 bps	August-17		51,000
5.875% Unsecured Senior Notes	Fixed	5.88%	April-18		248,804
Weighted Average / Subtotal		**3.42%**	**41 Months**	**$**	**749,804**
			% of Total Debt		**45.2%**
Weighted Average / Total		**4.36%**	**53 Months**	**$**	**1,658,049**

Floating and Fixed Rate Debt Analysis		
	% of Total Debt	Weighted Average Rate
Fixed Rate Debt	96.9%	4.4%
Floating Rate Debt	3.1%	1.5%
Total Debt	**100.0%**	**4.36%**

Bond Covenant Compliance (As defined in Indenture Agreement dated as of April 4, 2011)		Metric	Actual (6/30/2013)
Aggregate Debt Test	Max	60%	28%
Debt Service Test	Min	1.50x	3.85x
Secured Debt Test	Max	40%	15%
Maintenance of Total Unencumbered Assets	Min	150%	550%

Term Loan / Revolving Credit Facility Covenant Compliance (As defined in Credit Agreement) (3)(4)		Metric	Actual (6/30/2013)
Secured Debt To Total Asset Value Ratio	Max	40%	17%
Interest Coverage Ratio (adjusted EBITDA)	Min	1.75x	4.26x
Debt to Total Asset Value Ratio	Max	50%	32%
Unencumbered Interest Coverage Ratio	Min	2.00x	8.01x
Unencumbered Asset Coverage Ratio	Min	2.00x	4.76x

(1) Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the 333 Market Street Building mortgage note at 4.75% per annum and terminates on July 1, 2015. This interest rate swap agreement does not qualify for hedge accounting treatment; therefore, changes in fair value are recorded as a gain or loss on interest rate swaps in our consolidated statements of operations.

(2) Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the Three Glenlake Building mortgage note at 5.95% per annum and terminates on July 31, 2013. This interest rate swap agreement does not qualify for hedge accounting treatment; therefore, changes in fair value are recorded as a gain or loss on interest rate swaps in our consolidated statements of operations.

(3) Information updated based on the amended and restated credit facility agreements dated August 21, 2013. Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the $450 Million Term Loan at 2.28% per annum and terminates on February 3, 2016. The spread over the swapped rate is based on the company's credit rating with a range from 1.15% to 1.95%. This interest rate swap agreement qualifies for hedge accounting treatment; therefore, changes in fair value are recorded as a market value adjustment to interest rate swap in our consolidated statements of other comprehensive income. This loan carries two 1-year extension options.

(4) Information updated based on the amended and restated credit facility agreements dated August 21, 2013. The Revolving Credit Facility ($500MM) bears interest at a rate based on, at the option of Columbia Property Trust, LIBOR for seven days, one-, two-, three-, or six-month periods, plus an applicable margin ranging from 1.00% to 1.70% based on credit rating, or the alternate base rate which is the greater of (a) Prime Rate, (b) Fed Funds plus 1/2 of 1%, and (c) the Libor Rate plus 1%, plus an applicable margin ranging from 0.00% to 0.70% based on credit rating. This facility carries one 1-year extension option.

Unaudited ($ in thousands)

Maturity Year	Secured Debt - Balance	Unsecured Debt - Balance	W.A. Rate (5)	% of Total Debt	% of Gross Real Estate Assets
2013	$ 26,423	$ -	5.95%	1.6%	0.5%
2014	98,909	-	5.05%	6.0%	1.7%
2015	207,936	-	4.75%	12.5%	3.6%
2016	39,000	450,000	2.56%	29.5%	8.6%
2017	175,000	51,000	4.42%	13.6%	4.0%
2018	35,977	248,804	5.87%	17.2%	5.0%
2023	325,000	-	5.07%	19.6%	5.7%
Total	**$ 908,245**	**$ 749,804**	**4.36%**	**100.0%**	**29.1%**



(5) Based on the amended and restated credit facility agreements dated August 21, 2013. Includes effective rates on variable rate loans swapped to fixed.

Unaudited (SF & $ in thousands)

Property	Market	Ownership %	Secured Debt?	Annualized Lease Revenue (ALR)	% of ALR	ALR / Leased S.F.	Rentable S.F.	Leased S.F.	% Leased
LINDBERGH CENTER	Atlanta, GA	100%		21,152	4.0%	22.15	955	955	100.0%
LENOX PARK BUILDINGS	Atlanta, GA	100%		19,825	3.7%	19.04	1,041	1,041	100.0%
ONE GLENLAKE PARKWAY	Atlanta, GA	100%	Yes	9,974	1.9%	28.83	349	346	99.1%
2500 WINDY RIDGE PARKWAY	Atlanta, GA	100%	Yes	7,893	1.5%	24.98	316	316	100.0%
THREE GLENLAKE BUILDING	Atlanta, GA	100%	Yes	7,141	1.3%	20.12	355	355	100.0%
4200 WILDWOOD PARKWAY	Atlanta, GA	100%	Yes	6,771	1.3%	25.55	265	265	100.0%
4100 - 4300 WILDWOOD PARKWAY	Atlanta, GA	100%	Yes	4,616	0.9%	23.08	250	200	80.0%
Subtotal - Atlanta				77,372	14.6%	22.25	3,531	3,478	98.5%
MARKET SQUARE BUILDINGS	D.C.	100%	Yes	48,836	9.2%	76.55	685	638	93.1%
80 M STREET	D.C.	100%		10,825	2.0%	48.54	281	223	79.4%
Subtotal - D.C.				59,661	11.2%	69.29	966	861	89.1%
INTERNATIONAL FINANCIAL TOWER	N. New Jersey	100%		23,014	4.4%	37.06	629	621	98.7%
80 PARK PLAZA	N. New Jersey	100%		19,568	3.7%	20.36	961	961	100.0%
180 PARK AVENUE	N. New Jersey	100%		6,945	1.3%	18.04	385	385	100.0%
180 PARK AVENUE 105	N. New Jersey	100%		2,621	0.5%	36.40	222	72	32.4%
120 EAGLE ROCK	N. New Jersey	100%		1,279	0.2%	20.30	178	63	35.4%
Subtotal - N. New Jersey				53,427	10.1%	25.42	2,375	2,102	88.5%
333 MARKET STREET	San Francisco, CA	100%	Yes	24,345	4.6%	37.05	657	657	100.0%
2000 UNIVERSITY CIRCLE	San Francisco, CA	100%		8,623	1.6%	65.33	143	132	92.3%
1950 UNIVERSITY CIRCLE	San Francisco, CA	100%		7,448	1.4%	76.78	165	97	58.8%
1900 UNIVERSITY CIRCLE	San Francisco, CA	100%		6,375	1.2%	78.70	143	81	56.6%
Subtotal - San Francisco				46,791	8.8%	48.39	1,108	967	87.3%
100 EAST PRATT	Baltimore, MD	100%	Yes	23,517	4.4%	37.45	653	628	96.2%
1580 WEST NURSERY ROAD	Baltimore, MD	100%		7,814	1.5%	24.81	315	315	100.0%
7031 COLUMBIA GATEWAY DRIVE	Baltimore, MD	100%		7,315	1.4%	29.50	248	248	100.0%
Subtotal - Baltimore				38,646	7.3%	32.45	1,216	1,191	97.9%
KEY CENTER TOWER	Cleveland, OH	100%		35,277	6.6%	28.96	1,291	1,218	94.3%
KEY CENTER MARRIOTT (HOTEL)	Cleveland, OH	100%		-	0.0%	-	-	-	0.0%
Subtotal - Cleveland				35,277	6.6%	28.96	1,291	1,218	94.3%
5 HOUSTON CENTER	Houston, TX	100%		20,651	3.9%	38.03	581	543	93.5%
HOUSTON ENERGY CENTER I	Houston, TX	100%		11,420	2.1%	34.40	332	332	100.0%
515 POST OAK	Houston, TX	100%		520	0.1%	23.64	273	22	8.1%
Subtotal - Houston				32,591	6.1%	36.33	1,186	897	75.6%
HIGHLAND LANDMARK III	Chicago, IL	100%		6,410	1.2%	29.68	275	216	78.5%
263 SHUMAN BOULEVARD	Chicago, IL	100%	Yes	6,321	1.2%	17.86	354	354	100.0%
THE CORRIDORS III	Chicago, IL	100%		6,037	1.1%	27.19	222	222	100.0%
3333 FINLEY ROAD	Chicago, IL	100%		4,794	0.9%	23.16	207	207	100.0%
215 DIEHL ROAD	Chicago, IL	100%	Yes	4,038	0.8%	24.93	162	162	100.0%
1501 OPUS PLACE	Chicago, IL	100%		1,987	0.4%	17.28	115	115	100.0%
544 LAKEVIEW	Chicago, IL	50% (1)	Yes	616	0.1%	12.57	145	49	33.8%
BANNOCKBURN LAKE III	Chicago, IL	100%		-	0.0%	-	106	-	0.0%
Subtotal - Chicago				30,203	5.7%	22.79	1,586	1,325	83.5%
222 EAST 41ST STREET	New York, NY	100%		27,039	5.1%	76.38	373	354	94.9%
Subtotal - New York				27,039	5.1%	76.38	373	354	94.9%
550 KING STREET BUILDINGS	Boston, MA	100%		10,378	2.0%	21.18	490	490	100.0%
ONE ROBBINS ROAD	Boston, MA	100%		5,457	1.0%	18.31	298	298	100.0%
9 TECHNOLOGY DRIVE	Boston, MA	100%		4,299	0.8%	17.13	251	251	100.0%
FOUR ROBBINS ROAD	Boston, MA	100%		3,926	0.7%	24.54	160	160	100.0%
Subtotal - Boston				24,060	4.5%	20.07	1,199	1,199	100.0%

(1) The Company acquired a 50% controlling interest in a consolidated joint venture that owns 100% of 544 Lakeview. Based on the structure of the joint venture agreement, the Company receives 100% of the income and cashflow from the building.

Unaudited (SF & $ in thousands)

Property	Market	Ownership %	Secured Debt?	Annualized Lease Revenue (ALR)	% of ALR	ALR / Leased S.F.	Rentable S. F.	Leased S. F.	% Leased
CRANBERRY WOODS DRIVE	Pittsburgh, PA	100%		15,122	2.8%	18.35	824	824	100.0%
Subtotal - Pittsburgh				15,122	2.8%	18.35	824	824	100.0%
STERLING COMMERCE	Dallas, TX	100%		7,233	1.3%	23.41	309	309	100.0%
919 HIDDEN RIDGE	Dallas, TX	100%		5,421	1.0%	21.43	253	253	100.0%
4300 CENTREWAY PLACE	Dallas, TX	100%		2,397	0.5%	18.16	140	132	94.3%
Subtotal - Dallas				15,051	2.8%	21.69	702	694	98.9%
SOUTH JAMAICA STREET	Denver, CO	100%		12,445	2.3%	26.04	478	478	100.0%
Subtotal - Denver				12,445	2.3%	26.04	478	478	100.0%
STERLING COMMERCE CENTER	Columbus, OH	100%		7,061	1.3%	21.86	323	323	100.0%
CHASE CENTER BUILDING	Columbus, OH	100%		3,184	0.6%	8.21	388	388	100.0%
Subtotal - Columbus				10,245	1.9%	14.41	711	711	100.0%
ONE CENTURY PLACE	Nashville, TN	100%		9,964	1.9%	20.63	539	483	89.6%
Subtotal - Nashville				9,964	1.9%	20.63	539	483	89.6%
800 NORTH FREDERICK	Sub. Maryland	100%		6,871	1.3%	17.48	393	393	100.0%
Subtotal - Sub. Maryland				6,871	1.3%	17.48	393	393	100.0%
PASADENA CORPORATE PARK	Los Angeles, CA	100%		6,809	1.3%	27.46	264	248	93.9%
Subtotal - Los Angeles				6,809	1.3%	27.46	264	248	93.9%
TWO SANTAN CORPORATE CENTER	Phoenix, AZ	100%	Yes	2,947	0.6%	25.19	133	117	88.0%
ONE SANTAN CORPORATE CENTER	Phoenix, AZ	100%	Yes	2,914	0.5%	21.75	134	134	100.0%
Subtotal - Phoenix				5,861	1.1%	23.35	267	251	94.0%
4241 IRWIN SIMPSON	Cincinnati, OH	100%		2,992	0.6%	13.36	224	224	100.0%
8990 DUKE ROAD	Cincinnati, OH	100%		1,919	0.3%	24.60	78	78	100.0%
Subtotal - Cincinnati				4,911	0.9%	16.26	302	302	100.0%
11200 WEST PARKLAND AVENUE	Milwaukee, WI	100%		4,196	0.8%	18.24	230	230	100.0%
Subtotal - Milwaukee				4,196	0.8%	18.24	230	230	100.0%
COLLEGE PARK PLAZA	Indianapolis, IN	100%		3,363	0.6%	23.52	179	143	79.9%
Subtotal - Indianapolis				3,363	0.6%	23.52	179	143	79.9%
1200 MORRIS DRIVE	Philadelphia, PA	100%		3,135	0.6%	27.50	114	114	100.0%
Subtotal - Philadelphia				3,135	0.6%	27.50	114	114	100.0%
13655 RIVERPORT DRIVE	St. Louis, MO	100%		2,713	0.5%	14.35	189	189	100.0%
Subtotal - St. Louis				2,713	0.5%	14.35	189	189	100.0%
15815 25TH AVENUE WEST	Seattle, WA	100%		2,028	0.4%	23.31	87	87	100.0%
16201 25TH AVENUE WEST	Seattle, WA	100%		-	0.0%	-	69	-	0.0%
Subtotal - Seattle				2,028	0.4%	23.31	156	87	55.8%
SUNTRUST BUILDING	Orlando, FL	100%		1,910	0.4%	14.92	128	128	100.0%
Subtotal - Orlando				1,910	0.4%	14.92	128	128	100.0%
333 & 777 REPUBLIC DRIVE	Detroit, MI	100%		1,760	0.4%	10.41	169	169	100.0%
Subtotal - Detroit				1,760	0.4%	10.41	169	169	100.0%
Total - All Properties				$ 531,451	100%	$ 27.92	20,476	19,036	93.0%

Unaudited (SF & $ in thousands)

Geography	State	Number of Properties	Annualized Lease Revenue (ALR)	% of ALR	Rentable Square Footage	Leased Square Footage	% Leased
Atlanta	GA	7	$ 77,372	14.6%	3,531	3,478	98.5%
D.C.	DC	2	59,661	11.2%	966	861	89.1%
N. New Jersey	NJ	5	53,427	10.1%	2,375	2,102	88.5%
San Francisco	CA	4	46,791	8.8%	1,108	967	87.3%
Baltimore	MD	3	38,646	7.3%	1,216	1,191	97.9%
Cleveland	OH	2	35,277	6.6%	1,291	1,218	94.3%
Houston	TX	3	32,591	6.1%	1,186	897	75.6%
Chicago	IL	8	30,203	5.7%	1,586	1,325	83.5%
New York	NY	1	27,039	5.1%	373	354	94.9%
Boston	MA	4	24,060	4.5%	1,199	1,199	100.0%
Pittsburgh	PA	1	15,122	2.8%	824	824	100.0%
Dallas	TX	3	15,051	2.8%	702	694	98.9%
Denver	CO	1	12,445	2.3%	478	478	100.0%
Columbus	OH	2	10,245	1.9%	711	711	100.0%
Nashville	TN	1	9,964	1.9%	539	483	89.6%
Sub. Maryland	MD	1	6,871	1.3%	393	393	100.0%
Los Angeles	CA	1	6,809	1.3%	264	248	93.9%
Phoenix	AZ	2	5,861	1.1%	267	251	94.0%
Cincinnati	OH	2	4,911	0.9%	302	302	100.0%
Milwaukee	WI	1	4,196	0.8%	230	230	100.0%
Indianapolis	IN	1	3,363	0.6%	179	143	79.9%
Philadelphia	PA	1	3,135	0.6%	114	114	100.0%
St. Louis	MO	1	2,713	0.5%	189	189	100.0%
Seattle	WA	2	2,028	0.4%	156	87	55.8%
Orlando	FL	1	1,910	0.4%	128	128	100.0%
Detroit	MI	1	1,760	0.4%	169	169	100.0%
Total		**61**	**$ 531,451**	**100.0%**	**20,476**	**19,036**	**93.0%**

Geographic Distribution by ALR



- Top - 10 Markets
- All Other Markets

Top-10 Markets by ALR



- Atlanta
- D.C.
- N. New Jersey
- San Francisco
- Baltimore
- Cleveland
- Houston
- Chicago
- New York
- Boston

Unaudited (SF & $ in thousands)

Tenant	Credit Rating (1)	Number of Properties	Lease Expiration(s) (2)	Annualized Lease Revenue (ALR)	% of ALR	Leased Square Footage
AT&T Corporation/AT&T Services	A-	3	(3)	$ 47,925	9.0%	2,381
Wells Fargo Bank N.A.	AA-	4	(4)	30,729	5.8%	915
Jones Day	Not Rated	1	2016	26,560	5.0%	353
IBM	AA-	3	(5)	26,162	4.9%	1,259
Keybank National Association	A-	1	2030	19,786	3.7%	676
PSEG Services Corporation	BBB+	1	2030	19,568	3.7%	961
Pershing LLC	A+	1	2021	17,175	3.2%	471
T Rowe Price Associates Inc.	Not Rated	1	2017	16,826	3.2%	427
Westinghouse Electric Company	BBB	1	2025	15,122	2.8%	824
CH2M Hill, Inc.	Not Rated	1	2017	12,445	2.3%	478
Foster Wheeler	BBB-	1	2018	11,420	2.1%	332
Alcatel-Lucent	B-	2	2017	9,383	1.8%	458
Fulbright & Jaworski	Not Rated	1	2015	8,583	1.6%	128
Newell Rubbermaid, Inc.	BBB-	2	2023	8,492	1.6%	411
Northrop Grumman Systems Corporation	BBB+	1	2017	7,814	1.5%	315
DLA Piper US, LLP	Not Rated	1	2018	7,555	1.4%	119
Coca Cola Refreshments	AA-	1	2018	7,438	1.4%	298
Micros Systems, Inc.	Not Rated	1	2016	7,315	1.4%	248
Shearman & Sterling	Not Rated	1	2016	6,976	1.3%	94
Acxiom/May and Speh Inc	BB	1	2021	6,781	1.3%	322
Other			Various	217,396	41.0%	7,566
Total				**$ 531,451**	**100%**	**19,036**

Industry Diversification



- Services - Legal Services
- FIRE - Depository Institutions
- Trans & Util - Communication
- Manf. - Industrial Machinery And Equipment
- Trans & Util - Electric, Gas, And Sanitary Services
- Services - Business Services
- Services - Engineering & Management Services
- FIRE - Security And Commodity Brokers
- Manf. - Electronic & Other Electric Equipment
- FIRE - Insurance Carriers
- All Other



(1) Credit rating may reflect the credit rating of the parent or a guarantor. Only the Standard & Poor's credit rating has been provided.

(2) Unless otherwise indicated, Lease Expiration represents the expiration year of the majority of the square footage leased by the tenant.

(3) There are several leases with AT&T with expiration years ranging from 2013-2023. As a percentage of AT&T's expiring ALR, there is 14.5% expiring in 2013, 6.1% in 2018, 48.1% in 2020, and 31.3% in 2023.

(4) There are several leases with Wells Fargo Bank N.A. with expiration years ranging from 2014-2026. As a percentage of Wells Fargo's expiring ALR, there is 0.9% expiring in 2014, 18.8% in 2016, 16.2% in 2017, 13.7% in 2019, and 50.4% in 2026.

(5) There are several leases with IBM with expiration years ranging from 2016-2020. As a percentage of IBM's expiring ALR, there is 35.9% expiring in 2016, 1.1% expiring in 2019, and 63.0% in 2020.

Unaudited (SF & $ in thousands)

	Expiring Annualized Lease Revenue (ALR)	% of ALR Expiring	Expiring Rentable Square Footage	% of Rentable Square Footage Expiring
Vacant	$ -	0.0%	1,440	7.0%
2013	16,601	3.1%	580	2.8%
2014	17,876	3.4%	563	2.7%
2015	39,873	7.5%	1,195	5.8%
2016	69,736	13.1%	1,709	8.3%
2017	84,627	15.8%	3,125	15.3%
2018	48,168	9.1%	1,530	7.5%
2019	22,215	4.2%	1,068	5.2%
2020	56,849	10.7%	2,511	12.3%
2021	31,234	5.9%	919	4.5%
2022	27,397	5.2%	814	4.0%
2023	23,723	4.5%	1,102	5.4%
2024	6,898	1.3%	318	1.6%
2025	26,618	5.0%	1,548	7.6%
2026	27,531	5.2%	752	3.7%
2030	32,101	6.0%	1,302	6.3%
2031	4	0.0%	-	0.0%
Total	**$ 531,451**	**100%**	**20,476**	**100%**



Unaudited

| | Three Months Ended | | | | | | | |
| | 09/30/13 | | 12/31/13 | | 03/31/14 | | 06/30/14 | |
	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)
Atlanta	-	$ -	-	$ -	-	$ 3,600	-	$ -
D.C.	5,368	368,348	273	-	5,568	496,145	14,201	1,032,686
N. New Jersey	20	240	458,538	9,598,235	-	-	1,370	61,745
San Francisco	1,499	114,304	-	102,478	2,907	-	-	-
Baltimore	-	-	-	-	-	-	-	-
Cleveland	-	30,865	-	168,348	11,094	333,534	-	62,957
Houston	23,533	921,809	-	-	-	-	2,347	63,225
Chicago	1,336	40,211	1,480	29,773	11,564	353,069	15,103	461,878
New York	-	-	-	-	-	-	-	-
Boston	-	-	-	-	-	-	-	-
Pittsburgh	-	-	-	-	-	-	-	-
Dallas	-	-	-	-	-	-	-	-
Denver	-	-	-	-	-	-	-	-
Columbus	-	-	-	-	-	-	-	-
Nashville	-	-	2,845	-	-	-	31,856	766,763
Sub. Maryland	-	-	-	-	-	-	-	-
Los Angeles	-	-	3,300	195,948	-	-	-	-
Phoenix	-	-	1,759	17,236	-	-	2,814	70,743
Cincinnati	-	-	-	-	-	-	-	-
Milwaukee	-	-	-	-	-	-	-	-
Indianapolis	-	-	-	-	-	-	75,948	2,034,683
Philadelphia	-	-	-	-	-	-	-	-
St. Louis	-	-	-	-	-	-	-	-
Seattle	-	-	-	-	-	-	-	-
Orlando	-	-	-	-	-	-	-	-
Detroit	-	-	-	-	-	-	-	-
Total (2)	31,756	$ 1,475,777	468,195	$ 10,112,018	31,133	$ 1,186,348	143,639	$ 4,554,680
% of Total Portfolio	0.2%	0.3%	2.3%	1.9%	0.2%	0.2%	0.7%	0.9%

(1) Expiring ALR is calculated as expiring square footage multiplied by the gross rent per square foot of the tenant currently leasing the space.

(2) Total expiring lease revenue in any given year will not tie to the expiring Annualized Lease Revenue presented on the Lease Expiration Schedule on the previous page as the Lease Expiration Schedule accounts for the revenue effects of newly signed leases. Reflected herein are expiring revenues based on in place rental rates.

Unaudited ($ in thousands); Weighted average unless otherwise noted

Renewal Leases	Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Number of Leases	9	3	5	8	16
Square Feet of Leasing	606,282	15,192	232,481	1,286,208	131,534
Lease Term (months)	147	19	100	138	81
Gross Rent Releasing Spread	1.7%	2.8%	-12.5%	16.5%	15.0%
Tenant Improvements per Square Foot	23.51	0.00	16.47	20.26	12.64
Leasing Commissions per Square Foot	7.98	2.78	12.47	7.66	13.37
Total per Square Foot	$ 31.49	$ 2.78	$ 28.94	$ 27.92	$ 26.01
Tenant Improvements per Square Foot per Year of Lease Term	1.92	0.00	1.97	1.76	1.87
Leasing Commissions per Square Foot per Year of Lease Term	0.65	1.78	1.49	0.66	1.98
Total per Square Foot per Year	$ 2.57	$ 1.78	$ 3.46	$ 2.42	$ 3.85

New Leases (Space Vacant > 1 Year)	Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Number of Leases	1	3	9	6	5
Square Feet of Leasing	2,436	35,407	103,265	13,645	152,886
Lease Term (months)	120	111	100	94	105
Tenant Improvements per Square Foot	86.34	43.69	21.37	27.11	33.80
Leasing Commissions per Square Foot	29.20	17.41	12.53	15.63	13.14
Total per Square Foot	$ 115.54	$ 61.10	$ 33.90	$ 42.74	$ 46.94
Tenant Improvements per Square Foot per Year of Lease Term	8.63	4.73	2.57	3.46	3.86
Leasing Commissions per Square Foot per Year of Lease Term	2.92	1.88	1.51	2.00	1.50
Total per Square Foot per Year	$ 11.55	$ 6.61	$ 4.08	$ 5.46	$ 5.36

New Leases (Space Vacant < 1 Year)	Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Number of Leases	4	6	18	9	14
Square Feet of Leasing	21,766	62,032	72,506	21,134	82,284
Lease Term (months)	110	131	97	82	98
Gross Rent Leasing Spread	-30.1%	-13.2%	5.2%	-3.9%	-0.1%
Tenant Improvements per Square Foot	37.02	41.82	33.42	23.70	23.31
Leasing Commissions per Square Foot	15.80	16.88	14.43	14.55	12.38
Total per Square Foot	$ 52.82	$ 58.70	$ 47.85	$ 38.25	$ 35.69
Tenant Improvements per Square Foot per Year of Lease Term	4.04	3.82	4.13	3.46	2.86
Leasing Commissions per Square Foot per Year of Lease Term	1.73	1.54	1.78	2.12	1.52
Total per Square Foot per Year	$ 5.77	$ 5.36	$ 5.91	$ 5.58	$ 4.38

Total Leases	Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Number of Leases	14	12	32	23	35
Square Feet of Leasing	630,484	112,631	408,252	1,320,987	366,704
Lease Term (months)	146	110	100	137	95
Gross Rent Leasing Spread	0.6%	-10.1%	-8.3%	16.2%	9.2%
Tenant Improvements per Square Foot	24.22	36.77	20.72	20.39	23.86
Leasing Commissions per Square Foot	8.33	15.14	12.83	7.85	13.05
Total per Square Foot	$ 32.55	$ 51.91	$ 33.55	$ 28.24	$ 36.91
Tenant Improvements per Square Foot per Year of Lease Term	2.01	3.59	2.51	1.80	2.92
Leasing Commissions per Square Foot per Year of Lease Term	0.70	1.68	1.55	0.70	1.68
Total per Square Foot per Year	$ 2.71	$ 5.27	$ 4.06	$ 2.50	$ 4.60

Unaudited ($ in thousands)

Capital Expenditures	Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Incremental	2,545	2,821	3,799	3,355	528
Non-Incremental	2,702	4,724	4,224	2,802	1,665
Building Capital	**5,247**	**7,545**	**8,023**	**6,157**	**2,193**
Incremental	982	3,761	267	5,540	894
Non-Incremental	6,189	2,946	5,396	7,566	4,353
Tenant Improvements	**7,171**	**6,707**	**5,663**	**13,106**	**5,247**
Incremental	314	292	1,061	840	2,786
Non-Incremental	6,203	992	7,378	13,154	2,205
Leasing Commissions	**6,517**	**1,284**	**8,439**	**13,994**	**4,991**
Incremental	0	0	0	0	175
Non-Incremental	5,836	700	0	8,889	0
Other Leasing Costs	**5,836**	**700**	**0**	**8,889**	**175**
Total Incremental	**3,841**	**6,874**	**5,127**	**9,735**	**4,383**
Total Non-Incremental	**20,930**	**9,362**	**16,998**	**32,411**	**8,223**
Total Capital	**$ 24,771**	**$ 16,236**	**$ 22,125**	**$ 42,146**	**$ 12,606**

Note: See page 23 of this supplemental report for a description of Incremental and Non-Incremental Capital Expenditures.

Unaudited ($ in thousands)

Acquisitions

Property Name	Location	Acquisition Date	Percent Ownership	Year Built	Purchase Price	Rentable Square Footage	$ / SF	% Leased at Acquisition
333 Market Street	San Francisco, CA	12/21/2012	100.0%	1979	$ 395,250	657,114	601	100.0%
TOTAL					$ 395,250	657,114		

Dispositions

Property Name	Location	Disposition Date	Percent Ownership	Year Built	Sale Price	Rentable Square Footage	$ / SF	% Leased at Disposition
Emerald Point	Dublin, CA	1/9/2012	100.0%	1999	$ 37,250	195,729	190	31.1%
5995 Opus Parkway	Minnetonka, MN	1/12/2012	100.0%	1988	22,750	165,007	138	99.9%
One West Fourth Street	Winston-Salem, NC	12/12/2012	100.0%	2002		431,466		84.2%
180 E. 100 South	Salt Lake City, UT	12/12/2012	100.0%	1955		210,781		0.0%
Baldwin Point	Orlando, FL	12/12/2012	100.0%	2005		164,766		87.7%
Tampa Commons	Tampa, FL	12/12/2012	100.0%	1984		254,808		65.7%
Lakepointe 3	Charlotte, NC	12/12/2012	100.0%	2006		112,580		100.0%
Lakepointe 5	Charlotte, NC	12/12/2012	100.0%	2001		111,847		100.0%
11950 Corporate Boulevard	Orlando, FL	12/12/2012	100.0%	2001		226,548		100.0%
Edgewater Corporate Center	Lancaster, SC	12/12/2012	100.0%	2006		182,000		77.2%
2000 Park Lane	North Fayette, PA	12/12/2012	100.0%	1993		234,859		61.7%
Subtotal (9 Property Portfolio)					260,501	1,929,655	135	
Dvintsev	Moscow, Russia	3/21/2013	100.0%	2009	67,500	144,863	466	93.1%
TOTAL					$ 388,001	2,435,254		

Unaudited

Included in this supplemental report are non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the company's financial condition and results of operations can be found below.

Adjusted Funds From Operations ("AFFO"): AFFO is calculated by adjusting Normalized FFO to exclude (i) additional amortization of lease assets (liabilities), (ii) straight-line rental income, (iii) gain (loss) on interest rate swaps, (iv) and non-incremental capital expenditures, and adding back (vi) non-cash interest expense. We believe AFFO is an indicator of our ability to fund cash needs and to make cash distributions to shareholders. AFFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income, as an alternative to net cash flows from operating activities or as a measure of our liquidity.

Annualized Lease Revenue ("ALR"): ALR is calculated by multiplying (i) rental payments (defined as base rent plus operating expense reimbursements, if payable by the tenant on a monthly basis under the terms of a lease that have been executed, but excluding a) rental abatements and b) rental payments related to executed but not commenced leases for space that was covered by an existing lease), by (ii) 12. In instances in which contractual rents or operating expense reimbursements are collected on an annual, semi-annual, or quarterly basis, such amounts are multiplied by a factor of 1, 2, or 4, respectively, to calculate the annualized figure. For leases that have been executed but not commenced relating to vacant space, ALR is calculated by multiplying (i) the monthly base rental payment (excluding abatements) plus any operating expense reimbursements for the initial month of the lease term, by (ii) 12.

EBITDA : EBITDA is defined as net income before interest, taxes, depreciation and amortization and incrementally removing any impairment losses, gains or losses from sales of property, consulting and transition services fees, real estate acquisition-related costs or other extraordinary items. We do not include impairment losses in this measure because we feel these types of losses create volatility in our earnings and make it difficult to determine the earnings generated by our ongoing business. We believe EBITDA is a reasonable measure of our liquidity. EBITDA is a non-GAAP financial measure and should not be viewed as an alternative measurement of cash flows from operating activities or other GAAP basis liquidity measures. Other REITs may calculate EBITDA differently and our calculation should not be compared to that of other REITs.

Funds From Operations ("FFO"): FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), represents net income (computed in accordance with GAAP), excluding gains (losses) on sales of real estate and impairments of real estate assets, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. The Company computes FFO in accordance with NAREIT's definition, which may differ from the methodology for calculating FFO, or similarly titled measures, used by other companies and this may not be comparable to those presentations. We consider FFO an appropriate supplemental performance measure given its wide use by and relevance to investors and analysts. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation and amortization of real estate assets, which assume that the value of real estate diminishes predictably over time.

Normalized FFO: We calculate Normalized FFO by starting with FFO, as defined by NAREIT, and adjusting for (i) consulting and transition services fees and (ii) real estate acquisition-related costs . Such items create significant earnings volatility. We believe Normalized FFO provides a meaningful measure of our operating performance and more predictability regarding future earnings potential. Normalized FFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income; therefore, it should not be compared to other REITs' equivalent to Normalized FFO.

Net Operating Income ("NOI"): NOI is defined as real estate operating income, as shown in our consolidated statement of income, with the add-back of portfolio general and administrative expense, depreciation and amortization, and casualty and impairment losses and the deduction of income and expense associated with lease terminations. The company uses this measure to assess its operating results and believes it is important in assessing operating performance. NOI is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. We present NOI on a GAPP and cash basis.

Incremental Capital Expenditures : Incremental Capital Expenditures are defined as capital expenditures of a non-recurring nature that incrementally enhance the underlying assets' income generating capacity. Tenant improvements, leasing commissions, building capital and deferred lease incentives incurred to lease space that was vacant at acquisition, improvements associated with the expansion of a building and renovations that change the underlying classification of a building are included in this measure.

Non-Incremental Capital Expenditures: Non-Incremental Capital Expenditures are defined as capital expenditures of a recurring nature related to tenant improvements and leasing commissions that do not incrementally enhance the underlying assets' income generating capacity. We exclude first generation tenant improvements and leasing commissions from this measure.

Same Store Net Operating Income ("Same Store NOI"): Same Store NOI is calculated as the NOI attributable to the properties owned or placed in service during the entire span of the current and prior year reporting periods. We believe Same Store NOI is an important measure of comparison of our stabilized properties' operating performance. Other REITs may calculate Same Store NOI differently and our calculation should not be compared to that of other REITs.